82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V:KLS

SUPPL

FOR IMMEDIATE RELEASE

KELSO CLOSES $87,750 PRIVATE PLACEMENT

Tuesday, December 23, 2003, Vancouver, BC — Further to the Company's news release dated November 13, 2003, the Company is pleased to announce that it has closed its private placement in respect of 797,728 common shares at a price of $0.11 per share for total proceeds of $87,750.08. The Placees were also granted non-transferable warrants to purchase up to an additional 797,728 shares for a period of two years at a price of $0.14 per share. 452,273 of both the shares and warrants are subject to resale restrictions until December 20, 2004. 345,455 of both the shares and warrants are subject to resale restrictions until April 20, 2004.

For further information regarding Kelso Technologies Inc. please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"Stephen L. Grossman"
Stephen L. Grossman, President

04012009

dlw 1/13

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com

82-34491

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V:KLS

FOR IMMEDIATE RELEASE

KELSO CLOSES $87,750 PRIVATE PLACEMENT

Tuesday, December 23, 2003, Vancouver, BC — Further to the Company's news release dated November 13, 2003, the Company is pleased to announce that it has closed its private placement in respect of 797,728 common shares at a price of $0.11 per share for total proceeds of $87,750.08. The Placees were also granted non-transferable warrants to purchase up to an additional 797,728 shares for a period of two years at a price of $0.14 per share. 452,273 of both the shares and warrants are subject to resale restrictions until December 20, 2004. 345,455 of both the shares and warrants are subject to resale restrictions until April 20, 2004.

For further information regarding Kelso Technologies Inc. please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"Stephen L. Grossman"
Stephen L. Grossman, President

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES ENDS FINAL YEAR OF AAR SERVICE TRIAL FOR ITS JS75 SRV PRESSURE RELIEF VALVE

Wednesday, December 24, 2003, Vancouver, BC — Kelso Technologies Inc. (TSX-V:KLS) is very pleased to report that it has completed the second year of its two year required Association of American Railroads (AAR) Service Trial of its unique and innovative JS75 SRV Pressure Relief Valve.

As required by the AAR, at the end of the second year of the trial, Kelso must remove five of its remaining 25 JS75 SRVs from the Service Trial tank cars to undergo a teardown inspection that is conducted with an AAR Qualified Observer present. Removal of the five valves has already begun. The teardown inspection is anticipated to take place during the month of January 2004.

"*We are very pleased that over the last two years of the trial, Kelso never received one report of any problems from the companies involved with Kelso's JS75 SRV during the trial period. To have achieved this important goal, after traveling over three million miles with the corresponding vibrations associated with tank car travel, is a milestone in itself. Once the teardown inspection is complete, Kelso will submit a teardown report to the AAR Tank Car Committee in hopes of receiving its certification allowing the Kelso JS75 SRV to be used on 75 pound general purpose tank cars carrying hazardous materials. This certification would mark another important phase in Kelso's history as our years of R&D would now pave the way for potential revenues from sales of the JS75 SRV Pressure Relief Valve for all 75 pound general purpose tank cars in North America,*" stated Stephen L. Grossman, President & CEO.

Kelso's 30 JS75 SRV valves were exposed to varied weather conditions including the extreme cold and snow of Canadian winters and the sweltering summer heat and humidity while traveling through parts of the United States.

As an update to the October 7, 2003 announcement that Kelso and Goldsmith Agio Helms signed an Agreement, the Company is pleased to report that positive progress is being made. Mr. William S. Jarrett, Jr., Managing Director of Goldsmith Agio Helms stated that "The investment banking firm Goldsmith Agio Helms continues to advise the Company in its efforts to establish one or more strategic partnerships that will result in the near-term commercialization of Kelso's patented JS SRV pressure relief valve technology".

"From my vantage point, with the teardown and certification process about to begin and the progress Kelso has seen working with Agio, I strongly feel 2004 will be an exciting year for our shareholders, the rail industry and those who choose to join Kelso in a partnership with our innovative pressure relief valve technology", said Grossman.

Kelso looks forward to keeping the investment community informed as new developments occur.

For further information regarding Kelso Technologies Inc. please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"John L. Carswell"
John L. Carswell, Director

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES ENDS FINAL YEAR OF AAR SERVICE TRIAL FOR ITS JS75 SRV PRESSURE RELIEF VALVE

Wednesday, December 24, 2003, Vancouver, BC — Kelso Technologies Inc. (TSX-V:KLS) is very pleased to report that it has completed the second year of its two year required Association of American Railroads (AAR) Service Trial of its unique and innovative JS75 SRV Pressure Relief Valve.

As required by the AAR, at the end of the second year of the trial, Kelso must remove five of its remaining 25 JS75 SRVs from the Service Trial tank cars to undergo a teardown inspection that is conducted with an AAR Qualified Observer present. Removal of the five valves has already begun. The teardown inspection is anticipated to take place during the month of January 2004.

"*We are very pleased that over the last two years of the trial, Kelso never received one report of any problems from the companies involved with Kelso's JS75 SRV during the trial period. To have achieved this important goal, after traveling over three million miles with the corresponding vibrations associated with tank car travel, is a milestone in itself. Once the teardown inspection is complete, Kelso will submit a teardown report to the AAR Tank Car Committee in hopes of receiving its certification allowing the Kelso JS75 SRV to be used on 75 pound general purpose tank cars carrying hazardous materials. This certification would mark another important phase in Kelso's history as our years of R&D would now pave the way for potential revenues from sales of the JS75 SRV Pressure Relief Valve for all 75 pound general purpose tank cars in North America,*" stated Stephen L. Grossman, President & CEO.

Kelso's 30 JS75 SRV valves were exposed to varied weather conditions including the extreme cold and snow of Canadian winters and the sweltering summer heat and humidity while traveling through parts of the United States.

As an update to the October 7, 2003 announcement that Kelso and Goldsmith Agio Helms signed an Agreement, the Company is pleased to report that positive progress is being made. Mr. William S. Jarrett, Jr., Managing Director of Goldsmith Agio Helms stated that "The investment banking firm Goldsmith Agio Helms continues to advise the Company in its efforts to establish one or more strategic partnerships that will result in the near-term commercialization of Kelso's patented JS SRV pressure relief valve technology".

"From my vantage point, with the teardown and certification process about to begin and the progress Kelso has seen working with Agio, I strongly feel 2004 will be an exciting year for our shareholders, the rail industry and those who choose to join Kelso in a partnership with our innovative pressure relief valve technology", said Grossman.

Kelso looks forward to keeping the investment community informed as new developments occur.

For further information regarding Kelso Technologies Inc. please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"John L. Carswell"
John L. Carswell, Director

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com

FILE #82-3275

ANDEAN AMERICAN MINING CORP.

1005-750 W. Pender Street, Vancouver, British Columbia, Canada V6C 2T8
Tel: (604) 681 6186 Fax: (604) 681 3652 Toll Free: 1-888-356-4784
Email: info@andeanamerican.com • website: www.andeanamerican.com

SEC MAIL PROCESSING
RECEIVED
JAN 07 2004
WASH. D.C. 155 SECT.G

December 29, 2003

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

Dear Sirs:

Re: Andean American Mining Corp. (the "Company")
Form 45-103F4 Report - Private Placement – Non-Brokered Portion

In connection with the closing of the non-brokered portion of the Company's private placement, attached find our Form 45-103F4 Report, a cheque for $330.00 and fee checklist.

We trust you shall find the enclosed in good order, but should you have any questions or concerns, please do not hesitate to contact the undersigned.

Yours truly,

ANDEAN AMERICAN MINING CORP.

Per: Nick DeMare

Nick DeMare
Director

Enclosures

cc: US Securities & Exchange Commission (File No. 82-3275)

Form 45-103F4
(formerly Form 45-902F)
Report of Exempt Distribution

Issuer Information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

   Andean American Mining Corp.
   1005 - 750 West Pender Street
   Vancouver, British Columbia
   V6C 2T8
   Telephone Number: 604-681-6186

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

   The Issuer is a reporting issuer in the Provinces of British Columbia and Alberta.

Details of Distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

   December 9 and December 22, 2003.

4. For each security distributed: (a) describe the type of security, and (b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   2,512,000 units, at $1.25 per unit. Each unit comprises one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share for one year at a price of $1.50 if exercised on or before June 9, 2004 and thereafter, at a price of $1.75 per share if exercised on or before December 9, 2004.

   In addition, 57,120 common shares and 36,000 warrants were issued as finders' fees. The 36,000 warrants issued have the same terms as the warrants issued as part of the units above.

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction. (Canadian $)
BC, Canada	$1.25	$1,100,000
Liechtenstein	$1.25	$1,790,000
Switzerland	$1.25	$250,000
Total dollar value of distribution in all jurisdictions (Canadian $)		**$3,140,000**

Commissions and Finder's Fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
Zahir Dhanani 436 East 1st Street North Vancouver, BC	$45,500 cash	n/a	n/a
RBC Capital Markets #2100 - 666 Burrard Street Vancouver, BC	$14,000 cash 36,000 warrants	Sec. 74(2)(23) of the Securities Act (British Columbia) Dec. 9/03	$1.25
Premium Strategy Partners AG Rudenplatz 2, Postfach 2701 CH-80222 Zurich Switzerland	$71,400 cash 57,120 common shares	BC Instrument #72-503 Dec. 22/03	$1.25

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

DATED at Vancouver, British Columbia, this 29th day of December, 2003.

Andean American Mining Corp.
Name of issuer or vendor *(please print)*

Nick DeMare, Director
Print name and position of person signing

[signature]
Signature

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. **The information on this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 Capital Raising Exemptions, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number of Securities Purchased	Total Purchase Price (Canadian $)	Exemption relied on
Nurjehan Hudda Penthouse #1 - 1406 North Vancouver, BC	520,000	$650,000	Sec.74(2)(4) of the Securities Act (British Columbia)
Fraser Cooper 702 Barnham Road West Vancouver, BC V7S 1T5	80,000	$100,000	Sec.74(2)(4) of the Securities Act (British Columbia)
Vertex One Management Inc. #1920 - 1177 W Hastings St Vancouver, BC V6E 2K3	200,000	$250,000	Sec.74(2)(4) of the Securities Act (British Columbia)
Arvid Hinnen 1m Wolfen 47 CH-8906 Bonstetten Switzerland	100,000	$125,000	BC Instrument #72-503
Pascal Ritz Altenbachstrasse 15 CH-8832 Wollerau Switzerland	100,000	$125,000	BC Instrument #72-503
Andreas Truniger Chellenstrasse 14f CH-6318 Walchwil Switzerland	100,000	$125,000	BC Instrument #72-503

Full name and residential address of purchaser	Number of Securities Purchased	Total Purchase Price (Canadian $)	Exemption relied on
Roger Muelhaupt Espigraben 18a CH-8264 Eschenz Switzerland	100,000	$125,000	BC Instrument #72-503
Peter Zollinger Steinbruchstrasse 30c CH-8810 Horgen Switzerland	50,000	$62,500	BC Instrument #72-503
Egon Tschol Birkenstrasse 5 CH-8708 Maennedorf Switzerland	100,000	$125,000	BC Instrument #72-503
Top-Gold AG M.V.K. Melerhofstrasse 94 FL- 9495 Triesen Liechtenstein	200,000	$250,000	BC Instrument #72-503
Doris Klemenz Laubiweg 24 CH-8057 Zurich Switzerland	16,000	$20,000	BC Instrument #72-503
Stefan Unternaehrer c/o Rise Invest Muensterhof 18 CH-8022 Zurich Switzerland	54,000	$67,500	BC Instrument #72-503
Aniso Stiftung c/o Orbis Consulting Kirchgasse 79 FL-9490 Vaduz Switzerland	200,000	$250,000	BC Instrument #72-503
Matin Schlatter Teuftel Str. 35 CH-5600 Ammekswil Switzerland	612,000	$765,000	BC Instrument #72-503
P M Crane Rentals Ltd. 5320 Meadfield Road West Vancouver, BC	80,000	$100,000	Sec.74(2)(4) of the Securities Act (British Columbia)